UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Bond Laboratories, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

09789A204
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

Cusip No. 09789A204

1.	NAME OF REPORTING PERSONS

William J. Ritger
2.
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER

1,600,000
		6.	SHARED VOTING POWER

1,000,000
		7.	SOLE DISPOSITIVE POWER

1,600,000
		8.	SHARED DISPOSITIVE POWER

1,000,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,600,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.4%
12.	TYPE OF REPORTING PERSON (See Instructions)

IN

2

Cusip No. 09789A204

1.	NAME OF REPORTING PERSONS

Seaside Capital II, LLC
2.
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER

1,600,000
		6.	SHARED VOTING POWER

1,000,000
		7.	SOLE DISPOSITIVE POWER

1,600,000
		8.	SHARED DISPOSITIVE POWER

1,000,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,600,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES)
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.4%
12.	TYPE OF REPORTING PERSON (See Instructions)

PN

3

SCHEDULE 13G/A

Item 1(a)	Name of Issuer.
Bond Laboratories, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.
11011 Q Street, Building A, Suite 106, Omaha, NE 68137

Item 2(a)	Name of Person Filing.
William J. Ritger
Seaside Capital II, LLC

Item 2(b)	Address of Principal Business Office.
The principal business address of the reporting persons is 11911 US Highway One, Suite 201-13, North Palm Beach, FL 33408

Item 2(c)	Place of Organization.
Reference is made to Item 4 of pages 2 and 3 of this Schedule 13G/A which Item is incorporated herein by reference

Item 2(d)	Title of Class of Securities.
Common Stock, $0.01 par value per share

Item 2(e)	CUSIP Number.
09789A204

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

4

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

Reference is hereby made to Items 5-9 and 11 of pages 2 and 3 of this Schedule 13G/A, which Items are incorporated by reference herein.

The securities referenced in Items 5 and 7 of pages 2 and 3 of this Schedule 13G/A comprise 569,850 shares owned by William J. Ritger, 150 shares owned by Seaside Capital II, LLC, a single member LLC owned wholly by William J. Ritger, and warrants (exercisable within 60 days) to purchase 1,030,000 shares owned by William J. Ritger (the “Ritger Securities”). The securities referenced in Items 6 and 8 of pages 2 and 3 of this Schedule 13G/A (the “Seaside Securities” and together with the Ritger Securities, the “Securities) comprise warrants (exercisable within 60 days) to purchase 1,000,000 shares owned by Seaside 88, LP, a Florida limited partnership (“Seaside”), for which Seaside 88 Advisors, LLC serves as general partner. William J. Ritger, as one of the managing members of Seaside 88 Advisors, LLC, may therefore be deemed to beneficially own the Seaside Securities for the purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), insofar as he may be deemed to have the power to direct the voting or disposition of the Seaside Securities.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of Seaside, Seaside 88 Advisors, LLC or any managing member of Seaside 88 Advisors, LLC, other than Mr. Ritger is, for any other purpose, the beneficial owner of any of the Ritger Securities, and each of Seaside, Seaside 88 Advisors, LLC and the other managing member of Seaside 88 Advisors, LLC disclaims beneficial ownership as to the Ritger Securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that Mr. Ritger or Seaside Capital II, LLC is, for any other purpose, the beneficial owner of any of the Seaside Securities, and Mr. Ritger and Seaside Capital II, LLC each disclaims beneficial ownership as to the Seaside Securities, except to the extent of his or its pecuniary interests therein.

Under the definition of “beneficial ownership” in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the members of Seaside might be deemed the “beneficial owners” of some or all of the Securities referenced in Items 6 and 8 of pages 2 and 3 above insofar as they may be deemed to share the power to direct the voting or disposition of such Securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such persons is, for any purpose, the beneficial owner of any of such Securities, and such beneficial ownership is expressly disclaimed.

The calculation of percentage of beneficial ownership in item 11 of pages 2 and 3 was derived from the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, filed with the Securities and Exchange Commission on November 10, 2011, in which the Issuer stated that the number of shares of its common stock outstanding as of November 4, 2011 was 74,171,996 shares, which does not include the 1,030,000 shares subject to the warrant held by Mr. Ritger or the 1,000,000 shares subject to the warrant held by Seaside. The percentage calculation includes all the shares shown in Items 5-9 of pages 2 and 3 above, whether or not outstanding.

5

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☑

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Not applicable.

Item 8	Identification and Classification of Members of the Group.
Not applicable.q

Item 9	Notice of Dissolution of Group.
Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

 Date: February 14, 2012

/s/ William J. Ritger
William J. Ritger

SEASIDE CAPITAL II, LLC

/s/ William J. Ritger
By:	William J. Ritger, Manager

7